Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Northgate Generates Cash Flow from Operations of $41 million in the
     Second Quarter

     VANCOUVER, Aug 1 /CNW/ - (All figures in US dollars except where noted) -
Northgate Minerals Corporation (TSX: NGX; AMEX: NXG) today reported cash flow from operations of $40,859,000 or $0.16 per diluted common share for the second quarter of 2008.

     <<
                        Second Quarter 2008 Highlights

     -   Total gold production of 83,561 ounces at Northgate's three operating mines at an average net cash cost of production of $423 per ounce of gold.

     -   Gold production for the Kemess South mine was 46,124 ounces at a net cash cost of $92 per ounce.

     -   Released exploration results at Young-Davidson, confirming the continuity of mineralization in the deposit and bringing the Project closer to its total resource goal of 3 million ounces of gold.

     -   Completed a NI 43-101 Preliminary Assessment Report for the Young-
         Davidson project outlining production of 1.75 million recoverable ounces of gold over a 12-year mine life at an average cash cost of
         $405 per ounce.

     -   Achieved excellent, high-grade drill results at Stawell's Golden Gift
         6 exploration area.

     -   Completed the conversion to owner mining from contractor mining at the Fosterville Gold mine.
     >>

     Ken Stowe, President and CEO, stated, "The second quarter saw considerable progress made on a number of fronts. At Kemess, gold production easily exceeded the revised forecast due to the continued strong performance in both the mining and milling departments, and generated almost $65 million in cash flow from operations. With strong production forecast in the fourth quarter of this year and high metal prices, we will continue to generate significant cash flow to fund our various growth initiatives. At
Young-Davidson, we recently issued two important press releases. First, we released the results of the Preliminary Assessment Report, which outlines a
12-year mine life with average annual production of 158,000 ounces of gold per year at a cash cost of $405 per ounce. Second, we released very positive drill results from our 2008 drill program, which we expect will significantly increase the resource base upon which the project feasibility study will be based. At Stawell, our aggressive $7 million exploration program continued to follow up on the excellent initial drill results in the Golden Gift 6 zone and examined a number of other in-mine and near-mine targets. At the same time, a number of strategic capital investments are underway to improve the operation for the longer term. At Fosterville, the conversion to owner mining went very smoothly with completion ahead of schedule at the end of May. Underground development at the mine is now ramping up nicely with the ultimate objective of increasing mining rates and gold production in the last quarter of 2008. In addition, in order to speed up the evaluation and engineering of metallurgical improvements, a pilot plant was constructed and commissioned on site in late
May. Testing to date has demonstrated the potential to improve gold recovery by approximately 10%. Engineering of the necessary process plant modifications is presently underway with a planned implementation date in the first quarter of 2009."

     -------------------------------------------------------------------------

     Executive Overview

     Financial Performance

     Northgate Minerals Corporation recorded consolidated revenue of
$138,880,000 in the second quarter of 2008, compared with consolidated revenue of $80,878,000 in the same period last year. Net earnings for the quarter were
$1,085,000 or $0.00 per diluted common share, compared with net earnings of
$8,647,000 or $0.03 per diluted common share during the corresponding quarter of 2007. Net earnings in the most recent quarter were lower than they are expected to be in future quarters due to the low gold output from the recently acquired Australian operations. The low output was combined with temporarily higher costs as Northgate implemented various improvement projects in order to rectify a number of production challenges, which were inherited from the previous owner. These projects are being undertaken to set the operations up for long-term success, and are now possible due to Northgate's strong financial position relative to the previous owner. Cash flow from operations after changes in working capital was $40,859,000 or $0.16 per common share compared with $43,685,000 or $0.17 per diluted common share during the second quarter of 2007. Per share data is based on the weighted average diluted number of shares outstanding of 255,745,076 in the second quarter of 2008 and
255,317,140 in the corresponding period of 2007. As of July 31, 2008, the
Corporation had 255,442,692 issued and outstanding common shares.

     Health, Safety and Environment

     Kemess recorded one lost time injury during the second quarter of 2008.
The affected employee returned to full duties in mid-July.
     In Australia, Northgate continues to promote a strong culture of safety and is striving to ensure that the highest level of health and safety standards are maintained at both sites. In the second quarter, Stawell and
Fosterville each recorded one lost time injury. Northgate plans to conduct audits of the Safety Management systems at both sites in the third quarter and an environmental audit will be undertaken in the fourth quarter of 2008.

     Human Resources

     On April 8, 2008, a new three-year collective agreement was ratified by the International Union of Operating Engineers Local 115, which represents the
300 production and maintenance employees at the Kemess South mine. The agreement replaces the previous three-year deal that expired on December 31,
2007.
     The current collective agreement at the Stawell Gold mine expires on
September 28, 2008. Northgate has commenced negotiations with a committee of employees and a bargaining agent from the Construction, Forestry, Mining and
Energy Union (CFMEU).
     During the quarter, Northgate completed the conversion to owner mining at the Fosterville Gold mine. All underground activities had been previously carried out by a privately owned Australian mining contractor. The conversion included the transfer of approximately 110 mining personnel.

     <<
     Summarized Consolidated Results

     (Thousands of US dollars,
      except where noted)      Q2 2008      Q2 2007    H1 2008(1)     H1 2007
     -------------------------------------------------------------------------

     Operating Data
     Gold production
      (ounces)                  83,561       65,999    171,947(2)     134,109
     Gold sales (ounces)(3)     84,281       70,220       61,539       66,480
     Average spot gold
      price - London
      Bullion Market ($/oz)        896          667          911          659
     Copper production
      (thousands pounds)        13,940       14,839       28,320       32,541
     Copper sales
      (thousands pounds)        16,080       16,761       29,456       34,031
     Average spot copper
      price - London Metal
      Exchange Cash ($/lb)        3.83         3.47         3.68         3.08
     -------------------------------------------------------------------------

     Financial Data
     Revenue               $   138,880  $    80,878  $   224,973  $   155,191
     Net earnings                1,085        8,647       21,512       18,053

     Earnings per share
       Basic                      0.00         0.03         0.08         0.07
       Diluted                    0.00         0.03         0.08         0.07

     Cash flow from
      operations                40,859       43,685       56,309       62,926
     Cash and cash
      equivalents               76,876      317,761       76,876      317,761
     Total assets          $   730,630  $   574,417  $   730,630  $   574,417
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Half year financial data and gold sales (ounces) include the results of Northgate's Australian operations from February 19 to June 30,
         2008. Other figures are for the six month period ending June 30,
         2008.
     (2) Half year production for Fosterville excludes the change in gold-in-
         circuit inventory previously recorded in production for the first quarter.
     (3) Prior year comparatives reflect gold sales (ounces) for Kemess only.

     KEMESS SOUTH MINE

     (Thousands of US dollars,
      except where noted)      Q2 2008      Q2 2007      H1 2008      H1 2007
     -------------------------------------------------------------------------

     Operating Data
     Ore plus waste mined
      (tonnes)               6,399,810   10,618,547   14,936,448   22,701,404
     Ore mined (tonnes)      2,675,933    3,494,752    7,442,305    9,055,785
     Stripping ratio
      (waste/ore)                 1.39         2.04         1.01         1.51
     Ore stockpile
      rehandle (tonnes)      2,412,730    1,356,720    3,050,033    1,386,836
     Ore milled (tonnes)     4,550,947    4,435,557    8,794,838    8,776,979
     Ore milled per day
      (tonnes)                  50,010       48,742       48,323       48,492

     Gold
       Grade (g/t)               0.468        0.724        0.495        0.701
       Recovery (%)                 67           64           69           68
       Production (ounces)      46,124       65,999       95,707      134,109
       Sales (ounces)           50,127       70,220       94,851      136,700

     Copper
       Grade (%)                 0.167        0.199        0.175        0.207
       Recovery (%)                 83           76           84           81
       Production
        (thousands pounds)      13,940       14,839       28,320       32,541
       Sales
        (thousands pounds)      16,080       16,761       29,456       34,031

     Net cash cost
      ($/ounce)                     92           35           98           32
     -------------------------------------------------------------------------

     Financial Data
     Revenue               $   112,310  $   109,788  $   216,326  $   203,553
     Cost of sales              74,295       60,384      123,459      107,370
     Earnings from
      operations before
      income taxes              31,076       38,187       78,115       70,868
     Cash flow from
      operations                64,585       56,581       91,901       58,167
     Capital expenditures        3,021        3,404        4,810        6,147
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Operational Performance

     The Kemess South mine posted gold and copper production of 46,124 ounces and 13.9 million pounds, respectively, in the second quarter of 2008. Gold production was significantly higher than forecast in the second quarter as some of the ore that had been scheduled for milling in the third quarter was milled in June. Gold and copper recoveries were better than forecast and mill throughput exceeded expectations due to high mill availability. In the third quarter of this year, gold production is now forecast to be 34,000 ounces as low grade stockpiled ore is milled and waste stripping continues in the western end of the Kemess open pit to expose high grade ore that will be milled in the fourth quarter. Gold and copper production in the fourth quarter of the year is expected to total 80,000 ounces and 20 million pounds, respectively.
     During the second quarter of 2008, approximately 6.4 million tonnes of ore and waste were removed from the open pit compared to 10.6 million tonnes during the corresponding quarter of 2007. Total tonnes moved (mined tonnes plus stockpile ore rehandle) were 25% lower in the second quarter of 2008 than they were in the corresponding period last year due to challenging mining conditions encountered in the northwestern area of the open pit during this year's spring thaw. Delays in waste stripping have necessitated a change in the production plan for the third quarter to include the milling of more stockpiled ore while waste stripping catches up. Unit mining costs were
Cdn $2.07 per tonne moved compared with Cdn$1.64 per tonne moved in the second quarter of 2007. The unit mining costs in the most recent quarter were higher than they were in the same period last year due to the lower volume of material moved, higher prices for diesel fuel and higher maintenance costs.
     Mill availability and mill throughput during the second quarter of 2008 were 92% and 50,010 tonnes per day (tpd), respectively, compared with 89%
availability and throughput of 48,742 tpd in the second quarter of 2007. The ore milled in the second quarter of 2008 had a grade of 0.468 grams per metric tonne (g/t) for gold and 0.167% for copper.
     Gold and copper recoveries averaged 67% and 83%, respectively, compared with 64% and 76% in the second quarter of 2007. In the most recent quarter,
Kemess exclusively milled hypogene ore while in the same quarter last year, significant quantities of supergene and leachcap ores, which have metallurgical characteristics that generate lower metal recoveries, were milled.
     Metal concentrate inventory decreased by 3,500 wet metric tonnes (wmt) in the second quarter of 2008 to approximately 3,600 wmt, as railcar availability improved during the quarter with the onset of spring.
     During the second quarter of 2008, the average unit cost of production per tonne milled was Cdn$13.01, including Cdn$3.55 for concentrate marketing costs, which consist of treatment and refining charges and transportation fees. The average unit cost in the same quarter in 2007 was
Cdn$13.31 per tonne milled, which included Cdn$3.48 for marketing costs.
Overall units costs have fallen due to a decline in 2008 Benchmark settlement terms for treatment and refining charges. Although total tonnes moved in the second quarter of 2008 were 25% lower than they were in the same period last year and mill throughput was approximately the same, site operating costs of
Cdn$43.4 million were only slightly below those recorded in the second quarter of 2007 of Cdn$44.3 million. This result is a consequence of the generally inefficient mining conditions encountered in the second quarter of 2008, as well as substantial increases in prices for diesel fuel and mill steel, and increased labour costs associated with the new collective agreement at Kemess.
The net cash cost of production at Kemess in the second quarter of 2008 was
$92 per ounce of gold compared to the $35 per ounce cash cost reported in the second quarter of 2007. The net cash cost was higher than the figure in the comparable period due to the combined effects of lower gold and copper production and the stronger Canadian dollar, which were only partially offset by stronger copper prices.

     Financial Performance

     Revenue from the Kemess South mine in the second quarter of 2008 was
$112,310 compared with $109,788 in the corresponding period of 2007 excluding the effects of mark-to-market adjustments on Northgate's copper hedge book.
Metal sales in the second quarter of 2008 consisted of 50,127 ounces of gold and 16.1 million pounds of copper, compared with 70,220 ounces of gold and
16.8 million pounds of copper in the same period last year. During the second quarter of 2008, the price of gold on the London Bullion Market averaged
$896 per ounce and the price of copper on the London Metal Exchange (LME)
averaged $3.83. The net realized metal prices received on sales in the second quarter of 2008 were approximately $876 per ounce of gold and $4.10 per pound of copper, compared with $564 per ounce and $2.96 per pound in the same period of 2007. Realized prices for gold and copper were higher in the most recent quarter due to general increases in metal prices. In addition, all of the
Corporation's gold and copper sales during the most recent quarter were sold at market prices compared to 2007, when a significant portion of the
Corporation's sales were hedged at lower than prevailing prices.
     The cost of sales in the second quarter of 2008, excluding depreciation and depletion, was $74,295,000, which was higher than the corresponding period last year when the cost of sales was $60,384,000. The increase in the most recent quarter reflects increases in concentrate transportation costs due to fuel price escalation and the stronger Canadian dollar.
     Depreciation and depletion expense in the second quarter was $6,278,000 compared to $8,851,000 during the corresponding period of 2007. The lower depreciation and depletion expense for the most recent quarter reflects the reduction in tonnes mined and is slightly offset by an increase in the amortization rate for 2008 as a result of capital expenditures in the prior year.
     Cash invested in capital expenditures during the second quarter of 2008 totalled $3,021,000 compared to $3,404,000 in the corresponding period of
2007. Capital expenditures in the most recent quarter were primarily devoted to the ongoing construction of the tailings dam and road infrastructure.

     <<
     STAWELL GOLD MINE

     (Thousands of US dollars,
      except where noted)      Q2 2008      Q2 2007    H1 2008(1)     H1 2007
     -------------------------------------------------------------------------

     Operating Data
     Ore mined (tonnes)        143,692      162,725      293,909      327,562
     Ore milled (tonnes)       170,765      180,338      337,600      369,198
     Ore milled per day
      (tonnes)                   1,877        1,982        1,855        2,040

     Gold
       Grade (g/t)                4.87         4.90         5.42         5.50
       Recovery (%)                 85           90           87           90
       Production (ounces)      22,807       25,570       51,170       59,013
       Sales (ounces)           21,037          n/a       33,284          n/a

     Net cash cost ($/ounce)       627          n/a          596          n/a
     -------------------------------------------------------------------------

     Financial Data
     Revenue               $    18,984          n/a  $    30,723          n/a
     Cost of sales              13,660          n/a       20,905          n/a
     Loss from operations       (3,389)         n/a       (2,706)         n/a
     Cash flow from
      operations                 2,914          n/a        9,506          n/a
     Capital expenditures        6,509          n/a        9,131          n/a
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Half year financial data and gold sales (ounces) include the results of Northgate's Australian operations from February 19 to June 30,
         2008. Other figures are for the six month period ending June 30,
         2008.
     >>

     The Stawell Gold mine produced a total of 22,807 ounces of gold during the three months ended June 30, 2008. Production was 4,000 ounces lower than forecast, primarily due to lower tonnes mined from the underground as a result of delays in development caused by equipment availability and mine environment
(heat load / ventilation). However, the phased ventilation upgrade project was advanced during the quarter and four new-design spot coolers were installed, bringing a pronounced improvement to the working environment. This will have a positive impact on gold production for the second half of 2008. Approximately
170,765 tonnes of ore at a grade of 4.87 g/t were milled in the second quarter of 2008. Gold recoveries in the mill were slightly below plan at 85% due to higher than normal carbon content in the ore milled, which reduces recovery.
Total operating costs during the period were A$15,139,000 equating to an overall unit operating cost of A$89 per metric tonne (mt) of ore milled.
Mining costs were A$62/mt of ore mined and milling costs were A$25/mt of ore milled.
     The net cash cost of gold for the second quarter was $627 per ounce, which was higher than plan of $501 per ounce. The cash cost was negatively impacted primarily by gold production, which was lower than forecast and consumable costs, which were higher than plan. Cash costs in future quarters will inherently be lower as a result of higher forecasted gold production.
     Underground mine development continued in the Golden Gift (GG) production zones, GG1, GG3 and GG5L, during the quarter and the development advance totalled 1,229 metres.

     Financial Performance

     Stawell's revenue in the second quarter was $18,984,000 based on gold sales of 21,037 ounces. The cost of sales for this period was $13,660,000 and the loss from operations recorded for the period was $3,389,000. The mine generated $2,914,000 in cash flow from operations during the quarter.
     Cash invested in capital expenditures at Stawell during the quarter was
$6,509,000 of which $4,756,000 was incurred for mine development and the balance for the acquisition of plant and equipment. Depreciation and depletion expense for the three-month period ending June 30, 2008 was $6,556,000.

     Exploration Update

     Underground and surface based diamond drilling continued at Stawell in the second quarter of 2008 as part of the aggressive $7 million exploration budget allocated to identify additional resources on the property and extend the mine life of the Stawell operation. Diamond drilling results completed during the first and second quarter of 2008 have outlined high grade gold mineralization in the Golden Gift 6 (GG6) zone and Northgate expects to release an updated reserve and resource estimate for the Stawell property in the next few months. To date, GG6 drilling indicates that the zone has similar geology and geometry to the other Golden Gift ore bodies at the Stawell mine.
GG6 is situated 210 metres (m) beneath the Golden Gift 5 Lower (GG5L) zone and is interpreted to be the fault offset of this ore body, which is currently in production. The grade of the GG6 zone is similar to the previously mined
Golden Gift ore blocks containing, on average, 100,000 ounces of gold.
     In addition to the GG6 exploration campaign, Northgate has commenced drilling in other areas of the mine including the North Magdala target.
Results of these activities will be released in the next few months.

     <<
     FOSTERVILLE GOLD MINE

     (Thousands of US dollars,
      except where noted)      Q2 2008      Q2 2007    H1 2008(1)     H1 2007
     -------------------------------------------------------------------------

     Operating Data
     Ore mined (tonnes)        116,709      289,259      227,613      438,907
     Ore milled (tonnes)       109,987      257,481      249,479      497,946
     Ore milled per day
      (tonnes)                   1,209        2,829        1,371        2,751

     Gold
       Grade (g/t)                5.40         2.51         4.85         2.71
       Recovery (%)                 76           78           65           80
       Production (ounces)      14,630       16,248     25,070(2)      34,199
       Sales (ounces)           13,117          n/a       17,796          n/a

     Net cash cost ($/ounce)     1,150          n/a        1,160          n/a
     -------------------------------------------------------------------------

     Financial Data

     Revenue               $    11,666          n/a  $    16,064          n/a
     Cost of sales              14,657          n/a       21,003          n/a
     Loss from operations       (6,650)         n/a      (10,431)         n/a
     Cash used in
      operations                (4,653)         n/a       (6,561)         n/a
     Capital expenditures       13,619          n/a       16,215          n/a
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Half year financial data and gold sales (ounces) include the results of Northgate's Australian operations from February 19 to June 30,
         2008. Other figures are for the six month period ending June 30,
         2008.
     (2) Half year production for Fosterville excludes the change in gold-in-
         circuit inventory previously recorded in production for the first quarter.
     >>

     The Fosterville mine produced 14,630 ounces of gold during the three months ended June 30, 2008, which was up significantly from the 10,440 ounces produced in the first quarter. Grades continued to improve and averaged
5.4 g/t during the second quarter. The key initiatives to ensuring the long term success of the mine progressed during the quarter. The conversion to owner mining from contractor mining was completed ahead of schedule in May.
The implementation of the gold recovery enhancement program also progressed with the installation of a pilot plant to simulate plant conditions, allowing a number of gold recovery improvement tests to be conducted. The pilot plant has identified several sources of gold losses in the Carbon-in-Leach (CIL)
circuit and demonstrated that substantial gold recovery improvements can be obtained by introducing a heated leach process to the process flow.
Preliminary engineering to establish capital and operating costs for a heated leach circuit has commenced and commissioning of a full scale heated leach process is expected in the first quarter of 2009.
     During the second quarter of 2008, 109,987 tonnes of ore at a grade of
5.4 g/t were milled. Gold recoveries in the milling circuit of 76.2% were significantly higher than the 54% achieved in the first quarter.
     Total operating costs for the second quarter were A$17,823,000, equating to an overall unit operating cost of A$162/mt of ore milled. Mining costs were
A$94/mt of ore mined and milling costs were A$46/mt of ore milled. Unit costs during the quarter were much higher than they will ultimately be at
Fosterville due to low ore production from the mine as a consequence of a lack of accessible mining areas. Mine development rates dramatically improved during the second quarter of 2008 and 1,844m of advance was recorded. By the fourth quarter of 2008, development in the mine will have progressed to the point where ore production will no longer be constrained and unit operating costs are expected to drop dramatically due to higher ore production and cost reductions associated with the conversion to owner mining.
     Net cash cost for the second quarter was $1,150 per ounce of gold, which was negatively impacted by lower than forecast gold production and one-time charges related to the owner mining conversion and the gold recovery enhancement initiatives currently underway. In the second half of 2008, cash costs are expected to be significantly lower, as improvements to gold recoveries are made and gold production is dramatically higher. By the fourth quarter of 2008, quarterly gold production at Fosterville is expected to rise to over 25,000 ounces and remain well above this figure in 2009 and beyond.

     Financial Performance

     Fosterville's revenue for the three months ended June 30, 2008 was
$11,666,000 based on gold sales of 13,117 ounces. The cost of sales excluding depreciation and depletion for this period was $14,657,000 and the loss from operations was $6,650,000. The mine utilized $4,653,000 in cash from operations during the second quarter of 2008.
     Cash invested in capital expenditures at Fosterville was $13,619,000 of which $5,406,000 related to mine development and $8,213,000 related to the acquisition of plant and equipment, which includes the procurement of mobile equipment. Depreciation and depletion expense for the three-month period ending June 30, 2008 was $3,089,000.

     Exploration Update

     Northgate has allocated $3 million in 2008 towards definition drilling of the Wirrawilla Zone, which is located 1.5 kilometres south of the Fosterville processing facility. The drilling program began in May 2008 with the objective of delineating a minimum of 150,000 high grade resource ounces at a grade of
5.0 g/t or better that could be accessed by a ramp. The program entails approximately 13,000 metres of diamond drilling with results expected by
November.

     Corporate Overview

     Northgate had no forward gold contracts outstanding at June 30, 2008.
16,200 mt of copper forward contracts, representing approximately 100% of
Kemess South's copper production for the 12-month period ending June 2010, remained outstanding at an average price of $2.52 per pound.
     Corporate administration costs in the second quarter of 2008 were
$3,066,000 compared with $2,625,000 in the same quarter last year. The increase is due primarily to administrative expenditures in Australia of
$731,000. Canadian corporate expenditures of $2,335,000 were lower than they were in the comparative quarter of 2007.
     Exploration costs in the second quarter of 2008 were $11,357,000 compared to $7,842,000 in the corresponding quarter of 2007. In Canada, $8,862,000 was incurred primarily at the Young-Davidson property where the advanced underground exploration program continues. A total of $2,495,000 was expended in Australia during the second quarter with $571,000 incurred at Fosterville and $1,924,000 incurred at Stawell as both sites continue to identify zones to extend mine life.
     Income tax expense in the second quarter of 2008 was $5,889,000 compared to a recovery of $495,000 in the corresponding quarter of 2007. The expense is due entirely to Northgate's Canadian operations and has increased dramatically from previous periods as the Corporation is now cash taxable in Canada. Cash paid during the period for income taxes was $4,381,000 while no cash taxes were paid in the corresponding quarter of 2007.

     Liquidity and Capital Resources

     Working Capital: At June 30, 2008, Northgate had working capital of
$37,636,000 compared with working capital of $235,739,000 at December 31,
2007. The decrease in working capital was driven primarily by the acquisition of Perseverance Corporation Limited ("Perseverance"), which was achieved through the purchase of all ordinary shares, warrants, options and convertible securities for cash consideration. Cash and cash equivalents at June 30, 2008 amounted to $76,876,000 compared with $266,045,000 at December 31, 2007. All cash and cash equivalents are held in cash with major financial institutions in Canada and Australia.
     On June 6, 2008, Northgate filed a short form universal base shelf prospectus (the "Prospectus") with the Securities Commissions in each of the provinces and territories of Canada and a corresponding registration statement has been filed with the United States Securities and Exchange Commission. The
Prospectus will facilitate offerings of Northgate's debt securities, common shares, warrants, share purchase contracts and share purchase or equity units or any combination thereof up to an aggregate offering size of Cdn$250,000,000 over a 25 month period.
     All costs associated with the Prospectus have been deferred as long-term assets and will be accounted for as either debt issue costs and amortized or charged directly to equity as applicable, if an offering under the Prospectus is completed.

     Capital Lease Financing: The conversion to owner mining at the
Fosterville Gold mine required an investment in mobile equipment fleet and other infrastructure. The estimated budget of approximately $23,000,000 has been partially financed by capital leases totalling $7,557,000. Additional lease financing of approximately $7,450,000 has been secured and will be finalized during the second half of 2008.

     Investments: Northgate continues to maintain a portion of its investments in auction rate securities (ARS), which are floating rate securities that are marketed by financial institutions with auction reset dates at 7, 28, or 35 day intervals to provide short-term liquidity. All ARS were rated AAA when purchased, pursuant to Northgate's investment policy. Beginning in
August 2007, a number of auctions began to fail and the Corporation is currently holding ARS with a par value of $72,600,000, which currently lack liquidity. Northgate's ARS investments were originally structured and marketed by Lehman Brothers, Inc. ("Lehman"), a major US investment bank.
     The estimated fair value of the Corporation's ARS holdings at June 30,
2008 was $61,987,000, which reflects a $7,410,000 adjustment to the
December 31, 2007 estimated fair value of $69,397,000. In estimating the fair value of ARS, the Corporation considered various variables, including trading levels of comparable securities markets, the Corporation's rank within the capital structure of the individual ARS issuers, the credit circumstances of financial guarantors, and the investments and reserves held by the issuers.
This adjustment was recorded into other comprehensive income as Northgate believes this decline in value to be temporary. All of the ARS investments have continued to make regular interest payments. If uncertainties in the credit and capital markets persist or Northgate experiences further downgrades on its ARS holdings, the Corporation may incur additional impairments, which may be judged to be other than temporary. Northgate believes that based on its cash and cash equivalents balance of $76,876,000 at June 30, 2008 and expected operating cash flows, the current illiquidity of its ARS investments will not have a material impact on Northgate's ability to carry on its business.
     Further, approximately 57% of the ARS investments are insured by bond insurer institutions (monoline insurers). Rating agencies such as S&P, Moody's and Fitch continue to monitor the credit rating of monoline insurers and ARS investments including those held by Northgate. During the quarter, a number of bond insurers were downgraded by certain rating agencies, which in some cases resulted in a downgrade of the AAA securities insured by those institutions.
All of the Corporation's uninsured ARS continue to be rated AAA and Aaa, as applicable.
     The Corporation has no investments in asset backed commercial paper, mortgage backed securities or collateralized debt obligations.
     The balance of Northgate's long-term investments comprises of equity investments in publicly-listed junior mining companies. These investments are carried on the balance sheet at fair value based on quoted bid prices.
     On July 3, 2008, Northgate filed a Statement of Claim with the Financial
Industry Regulatory Authority ("FINRA") in New York, US. FINRA is a
self-regulatory organization with jurisdiction over various securities broker-dealers in the United States, and administers a dispute resolution service for customer-broker disputes. The Statement of Claim lists Lehman and various Lehman employees as respondents. Among other things, the Statement of
Claim requests that the FINRA arbitration panel award relief to Northgate for
Lehman's wrongful purchase of ARS, which are currently illiquid. The Statement of Claim also asks the FINRA arbitration panel to relieve Northgate of any obligation to repay the loan outstanding from Lehman, as part of the compensation for the damages caused by Lehman's actions. Lehman has not thus far demanded that Northgate repay the loan principal. The FINRA arbitration is pending.

     Short-Term Loan: In December 2007, Northgate secured a loan from Lehman, which structured and marketed Northgate's ARS investments. The proceeds of the loan have been invested in highly liquid investments and can be accessed as needed for working capital requirements. The loan bears interest at LIBOR plus
100 basis points and matured on June 6, 2008. At June 30, 2008, the balance of the loan including accrued interest was $44,027,000. As noted in the
Investments section above, Northgate filed a Statement of Claim with FINRA on
July 3, 2008, which includes a request for the FINRA arbitration panel to relieve Northgate of any obligation to repay the loan outstanding from Lehman.
To date, Lehman has not demanded repayment of the loan principal.

     Acquisition of Perseverance: On February 18, 2008, Northgate completed its acquisition of Perseverance and a total of A$230,552,000 (US$210,516,000)
was paid to Perseverance securityholders. The results of Perseverance have been included in the interim consolidated financial statements from
February 19, 2008.
     In connection with the acquisition of Perseverance, the Corporation was required to pledge a cash amount of A$109,400,000 in a stand-by letter of credit ("SBLC"). A portion of the SBLC was released upon payment of the consideration for the debt instruments noted above. The funds remaining in the
SBLC at December 31, 2007 were used to settle Perseverance's gold forward contracts for A$49,317,000 (US$45,550,000) and to pledge certain performance guarantees in Australia for A$8,020,000 (US$7,434,000). In the second quarter, the SBLC was fully extinguished.

     Project Update

     Young-Davidson

     On June 24, 2008, Northgate reported the completion of a NI 43-101 compliant Preliminary Assessment Report ("Preliminary Assessment") for the
Young-Davidson project. The Preliminary Assessment lays out the basis for the development of a combined underground and open pit mine, which will produce an average of 158,000 ounces of gold per year at $405 per ounce over a 12 year mine life. The initial capital cost of the mine is projected to be
$306 million and can be brought into commercial production in 2011. The
Preliminary Assessment was based on underground mineral resources contained in a Technical Report filed on SEDAR on March 26, 2008, which included diamond drilling results up to December 20, 2007.
     The Preliminary Assessment outlines aspects of the project that will be enhanced and optimized in order to enhance the rate of return of the project.
These include:

     <<
     1.  Adding additional resource ounces to the deposit.
     2.  Reducing backfill requirements and costs from the 100% paste fill assumption carried in the Preliminary Assessment.
     3.  Increasing mill throughput and annual gold production.
     4.  Increasing wall angles in the proposed open pit.
     >>

     On July 17, 2008, assay results for an additional 34 surface and 59 underground diamond drill holes, representing 33,000 metres of drilling completed in the first six months of 2008, were released. These drill results, in addition to results of future drilling that will be completed in the third quarter of 2008, will be incorporated into the updated resource estimate, which will be used as a basis for the feasibility study. The updated resource estimate is expected to be completed in the fourth quarter of 2008 and the feasibility study will follow in the first quarter of 2009.
     Underground ramp development at the Young-Davidson project continued
during the second quarter with an additional 698 metres of linear advance completed. As part of this advance, a cross cut drift was completed through the Upper Boundary zone in order to extract a 40-tonne bulk sample for grinding circuit pilot plant testing and averaged 5.0 g/t gold over a true thickness of 41m. The testwork indicates that this material is amenable to low cost autogenous grinding. Dewatering of the existing shaft continued during the quarter and has progressed to a depth of 422 metres.
     Engineering activities will continue through 2008 to support permitting activities and to complete the feasibility study in the first quarter of 2009.
Orders for long lead equipment will also be placed in the second half of 2008 in order to keep the project on schedule for a start up in 2011.

     Exploration Update

     Australian Tenements

     As part of the Perseverance acquisition, Northgate acquired an extensive land package in the state of Victoria, Australia. Northgate's strategy is to focus its exploration efforts on the land tenements immediately surrounding its two operating mines within a 50 km radius and is also looking to sell or form strategic partnerships with other companies on its non-core exploration tenements. Pursuant to this strategy, Northgate recently entered into an agreement to sell its 49% interest in the Nagambie Property to Panaegis Gold
Mines Limited, the owner of the remaining 51% of the property.
     Northgate has entered into an option/joint venture agreement with Rimfire
Minerals ("Rimfire") on three tenements in the Stawell corridor. Under the agreement, Rimfire has agreed to conduct exploration on these tenements to maintain the licenses in good standing for the current year and can then elect to conduct further exploration on any or all three of the licenses, earning a
50% interest on each by spending $500,000 per license over two years.
Northgate then has the option on each license to: 1) carry out the next
$1,500,000 to earn back a 10% interest (total 60%) and another 10% by reaching a production decision; 2) not participate and allow Rimfire to earn a 100%
interest in the property by spending, or causing to have spent, an additional
$2,000,000 over 4 years; or 3) participate in a 50/50 joint venture.

     Non-GAAP Measures

     Cash Cost

     Northgate has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to net earnings or as an alternative to other Canadian GAAP measures and may not be comparable to other similarly titled measures of other companies.
     A reconciliation of net cash costs per ounce of production to amounts reported in the Statement of Operations is shown in the following table.

     <<
     Q2 2008
     (Expressed in
      thousands of US$,
      except per ounce
      amounts)                  Kemess      Stawell   Fosterville    Combined
     -------------------------------------------------------------------------
     Gold production
      (ounces)                  46,124       22,807       14,630       83,561
     -------------------------------------------------------------------------
     Cost of sales         $    74,295  $    13,660  $    14,657  $   102,612
     Change in inventories
      and other                (15,619)         637        2,174      (12,808)
     Gross copper and
      silver revenue           (54,435)           -            -      (54,435)
     -------------------------------------------------------------------------
     Total cash cost             4,241       14,297       16,831       35,369
     -------------------------------------------------------------------------
     Cash cost ($/ounce)   $        92  $       627  $     1,150  $       423
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Q2 2007
     (Expressed in
      thousands of US$,
      except per ounce
      amounts)                  Kemess      Stawell   Fosterville    Combined
     -------------------------------------------------------------------------
     Gold production
      (ounces)                  65,999          n/a          n/a       65,999
     -------------------------------------------------------------------------
     Cost of sales         $    60,384          n/a          n/a  $    60,384
     Change in inventories
      and other                 (6,035)         n/a          n/a       (6,035)
     Gross copper and
      silver revenue           (52,019)         n/a          n/a      (52,019)
     -------------------------------------------------------------------------
     Total cash cost             2,330          n/a          n/a        2,330
     -------------------------------------------------------------------------
     Cash cost ($/ounce)   $        35          n/a          n/a  $        35
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     YTD 2008
     (Expressed in
      thousands of US$,
      except per ounce
      amounts)                  Kemess    Stawell(1) Fosterville(1)  Combined
     -------------------------------------------------------------------------
     Gold production
      (ounces)                  95,707       34,315       19,412      149,434
     -------------------------------------------------------------------------
     Cost of sales         $   123,459  $    20,905  $    21,003  $   165,367
     Change in inventories
      and other                 (7,317)        (442)       1,519       (6,240)
     Gross copper and
      silver revenue          (106,716)           -            -     (106,716)
     -------------------------------------------------------------------------
     Total cash cost             9,426       20,463       22,522       52,411
     -------------------------------------------------------------------------
     Cash cost ($/ounce)   $        98  $       596  $     1,160  $       351
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Financial and operational data include the results of Perseverance from February 19 to June 30, 2008.

     YTD 2007
     (Expressed in
      thousands of US$,
      except per ounce
      amounts)                  Kemess      Stawell   Fosterville    Combined
     -------------------------------------------------------------------------
     Gold production
      (ounces)                 134,109          n/a          n/a      134,109
     -------------------------------------------------------------------------
     Cost of sales         $   107,370          n/a          n/a  $   107,370
     Change in inventories
      and other                 (1,674)         n/a          n/a       (1,674)
     Gross copper and
      silver revenue          (101,425)         n/a          n/a     (101,425)
     -------------------------------------------------------------------------
     Total cash cost             4,271          n/a          n/a        4,271
     -------------------------------------------------------------------------
     Cash cost ($/ounce)   $        32          n/a          n/a  $        32
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Selected Quarterly Financial Data

     (Thousands of US
      dollars, except per        2008 Quarter Ended        2007 Quarter Ended
      share, per ounce and ---------------------------------------------------
      per pound amounts)        Jun 30       Mar 31       Dec 31       Sep 30
     -------------------------------------------------------------------------
     Revenue               $   138,880  $    86,093  $    95,599  $    86,756
     Earnings (loss) for
      the period                 1,085       20,427       33,309      (11,937)
     Earnings (loss) per
      share
       Basic               $      0.00  $      0.08  $      0.13  $     (0.05)
       Diluted             $      0.00  $      0.08  $      0.13  $     (0.05)
     Metal production
       Gold (ounces)            83,561     88,386(1)      41,467       70,055
       Copper (thousands
        pounds)                 13,940       14,380       16,766       18,822
     Metal Prices
     Gold (London Bullion
      Market - $ per ounce)        896          927          788          681
     Copper (LME Cash -
      $ per pound)                3.83         3.54         3.26         3.50
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (Thousands of US
      dollars, except per        2007 Quarter Ended        2006 Quarter Ended
      share, per ounce and ---------------------------------------------------
      per pound amounts)        Jun 30       Mar 31       Dec 31       Sep 30
     -------------------------------------------------------------------------
     Revenue               $    80,878  $    74,313  $   118,239  $   102,667
     Earnings (loss) for
      the period                 8,647        9,406       19,790       14,902
     Earnings (loss) per
      share
       Basic               $      0.03  $      0.04  $      0.09  $      0.07
       Diluted             $      0.03  $      0.04  $      0.09  $      0.07
     Metal production
       Gold (ounces)            65,999       68,110       81,746       74,789
       Copper (thousands
        pounds)                 14,839       17,702       21,254       19,602
     Metal Prices
     Gold (London Bullion
      Market - $ per ounce)        667          650          614          622
     Copper (LME Cash -
      $ per pound)                3.47         2.69         3.21         3.48
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Gold production at Fosterville for the quarter ended March 31, 2008 excludes the change in gold-in-circuit inventory previously recorded in production.
     >>

     This press release should be read in conjunction with the Corporation's second quarter MD&A report, which can be found on www.northgateminerals.com, in the "Investor Info" section, under "Financial Reports - Quarterly Reports".

     Notification of Q2 Financial Results

     August 1, 2008, 11:00 AM Toronto time

     You are invited to participate in the Northgate Minerals Corporation live conference call and webcast discussing our second quarter financial results on
Friday, August 1, 2008, at 11:00 a.m. Toronto time.

     Conference Call

     Please call 416-644-3414 or toll free in North America at 1-800-733-7571.
To ensure your participation, please call five minutes prior to the scheduled start of the call.

     Webcast

     The webcast package, including the webcast link and management presentation, will be available on the morning of August 1 and posted on
Northgate's website at www.northgateminerals.com under the Calendar of Events section. You may also access the webcast at
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2321000.

     Replay

     A replay of the conference call will be made available beginning on
August 1 at 1:00 pm ET until August 15 at 11:59 pm ET.

     <<
     Replay Access No.  416-640-1917 or 1-877-289-8525
     Passcode:          212 758 47 followed by the number sign
     >>

     Northgate Minerals Corporation is a mid-tier gold and copper producer with mining operations, development projects and exploration properties in
Canada and Australia. The company is forecasting 400,000 ounces of unhedged gold production in 2008 and is targeting growth through further acquisitions in stable mining jurisdictions around the world. Northgate is listed on the
Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

     FORWARD-LOOKING STATEMENTS: This news release contains certain
"forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as
"may," "will," "expect," "intend," "estimate," "anticipate," "believe," or
"continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Northgate Minerals Corporation ("Northgate")
including those related to future financial and operating performance and those related to Northgate's future exploration and development activities, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation's ability to control or predict.
Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; fluctuations in foreign exchange rates and interest rates; impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits; and, success of exploration activities and permitting time lines. In addition, the factors described or referred to in the section entitled "Risk Factors" of Northgate's Annual Information Form
(AIF) for the year ended December 31, 2007 or under the heading "Risks and
Uncertainties" of Northgate's 2007 Annual Report, both of which are available on SEDAR at www.sedar.com, should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation does not undertake any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except in each case as required by law.

     <<
     Interim Consolidated Balance Sheets

                                                        June 30   December 31
     Thousands of US dollars                               2008          2007
     -------------------------------------------------------------------------
                                                     (Unaudited)

     Assets
     Current Assets
     Cash and cash equivalents                     $     76,876  $    266,045
     Trade and other receivables                         24,323        14,014
     Inventories (note 6)                                40,400        35,234
     Prepaid expenses                                     2,241         3,087
     Future income tax asset                              1,158         1,194
     -------------------------------------------------------------------------
                                                        144,998       319,574
     Other assets                                        41,739        80,181
     Long-term receivables                                    -        25,117
     Deferred transaction costs (note 7)                    374         1,799
     Future income tax asset                             16,588        16,507
     Mineral property, plant and equipment              389,836       121,337
     Investments (note 8)                                62,933        70,074
     Goodwill                                            74,162             -
     -------------------------------------------------------------------------
                                                   $    730,630  $    634,589
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Liabilities and Shareholders' Equity
     Current Liabilities
     Accounts payable and accrued liabilities      $     57,307  $     35,861
     Short-term loan (note 9)                            44,027        44,835
     Current portion of capital lease
      obligations                                         4,724         2,267
     Future income tax liability                          1,304           872
     -------------------------------------------------------------------------
                                                        107,362        83,835
     Capital lease obligations                            5,184           282
     Other long-term liabilities                         36,983        12,089
     Site closure and reclamation
      obligations (note 10)                              47,909        49,120
     Future income tax liability                         13,123         2,487
     -------------------------------------------------------------------------
                                                        210,561       147,813

     Shareholders' Equity
     Common shares                                      311,556       309,455
     Contributed surplus                                  4,679         3,940
     Accumulated other comprehensive
      income (loss)                                       5,278        (3,282)
     Retained earnings                                  198,556       176,663
     -------------------------------------------------------------------------
                                                        520,069       486,776
     -------------------------------------------------------------------------
                                                   $    730,630  $    634,589
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The accompanying notes form an integral part of these interim consolidated financial statements.

     Interim Consolidated Statements of Operations and Comprehensive Income

     Thousands of US
     dollars, except
     share and per
     share amounts,    Three Months Ended June 30    Six Months Ended June 30
     unaudited                 2008          2007          2008          2007
     -------------------------------------------------------------------------
     Revenue           $    138,880  $     80,878  $    224,973  $    155,191
     -------------------------------------------------------------------------
     Cost of sales          102,612        60,384       165,367       107,370
     Administrative
      and general             3,066         2,625         6,227         4,753
     Depreciation
      and depletion          15,982         8,933        28,833        19,959
     Net interest
      income                 (1,551)       (4,464)       (5,163)       (7,700)
     Exploration             11,357         7,842        17,518        11,435
     Currency
      translation
      loss (gain)               967        (3,972)       (6,907)       (5,164)
     Accretion of
      site closure
      and reclamation
      obligations               213           467           954           905
     Other expense
      (income) (note 15)       (740)          911       (10,576)          911
     -------------------------------------------------------------------------
                            131,906        72,726       196,253       132,469
     -------------------------------------------------------------------------
     Earnings before
      income taxes            6,974         8,152        28,720        22,722
     Income tax
      recovery (expense)
       Current               (6,851)       (1,905)       (8,437)       (5,218)
       Future                   962         2,400         1,229           549
     -------------------------------------------------------------------------
                             (5,889)          495        (7,208)       (4,669)
     -------------------------------------------------------------------------
     Net earnings
      for the period   $      1,085  $      8,647  $     21,512  $     18,053
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Other
      comprehensive
      income (loss)
       Reclassification
        of net realized
        gains on
        available for
        sale securities
        to net earnings           -             -             -          (315)
       Unrealized gain
        (loss) on
        available for
        sale securities      (2,627)          332        (7,125)          466
       Unrealized
        gain on
        translation of
        self-sustaining
        operations           15,691             -        15,685             -
       Reclassification
        of deferred
        losses on gold
        forward
        contracts to
        net earnings,
        net of tax                -         4,842             -         9,148
     -------------------------------------------------------------------------
                             13,064         5,174         8,560         9,299
     -------------------------------------------------------------------------
     Comprehensive
      income           $     14,149  $     13,821  $     30,072  $     27,352
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Net earnings
      per share
       Basic           $       0.00  $       0.03  $       0.08  $       0.07
       Diluted         $       0.00  $       0.03  $       0.08  $       0.07
     Weighted
      average shares
      outstanding
       Basic            255,325,154   254,159,902   255,001,371   254,061,971
       Diluted          255,745,076   255,317,140   255,543,256   255,435,956
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     The accompanying notes form an integral part of these interim consolidated financial statements.

     Interim Consolidated Statement of Changes in Shareholders' Equity

                                        Number of        Common
     Thousands of US dollars,              Common        Shares   Contributed
     except common shares, unaudited       Shares        Amount       Surplus
     -------------------------------------------------------------------------

     Balance at December 31, 2007     254,452,862  $    309,455  $      3,940

       Transitional adjustment on
        adoption of inventory
        standard (note 4)                       -             -             -

       Shares issued under employee
        share purchase plan               108,530           217             -

       Shares issued on exercise
        of options                        853,300         1,775          (465)

       Stock-based compensation                 -           109         1,204

       Net earnings                             -             -             -

       Other comprehensive income               -             -             -
     -------------------------------------------------------------------------

     Balance at June 30, 2008         255,414,692  $    311,556  $      4,679
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                      Accumulated
                                            Other
                                    Comprehensive      Retained
                                     Income (loss)     Earnings         Total
     -------------------------------------------------------------------------
     Balance at December 31, 2007    $     (3,282) $    176,663  $    486,776

       Transitional adjustment on
        adoption of inventory
        standard (note 4)                       -           381           381

       Shares issued under employee
        share purchase plan                     -             -           217

       Shares issued on exercise
        of options                              -             -         1,310

       Stock-based compensation                 -             -         1,313

       Net earnings                             -        21,512        21,512

       Other comprehensive income           8,560             -         8,560
     -------------------------------------------------------------------------

     Balance at June 30, 2008        $      5,278  $    198,556  $    520,069
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                        Number of        Common
     Thousands of US dollars,              Common        Shares   Contributed
     except common shares, unaudited       Shares        Amount       Surplus
     -------------------------------------------------------------------------

     Balance at December 31, 2006     253,700,033  $    307,914  $      2,596

       Transitional adjustment
        on adoption of financial
        instruments                             -             -             -

       Shares issued under employee
        share purchase plan                74,667           186             -

       Shares issued on exercise of
        share purchase warrants                 -             -             -

       Shares issued on exercise
        of options                        419,020           534          (157)

       Stock-based compensation                 -            92         1,079

       Net earnings                             -             -             -

       Other comprehensive income               -             -             -
     -------------------------------------------------------------------------

     Balance at June 30, 2007         254,193,720  $    308,726  $      3,518
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                      Accumulated
                                            Other
                                    Comprehensive      Retained
                                     Income (loss)     Earnings         Total
     -------------------------------------------------------------------------
     Balance at December 31, 2006    $          -  $    137,238  $    447,748

       Transitional adjustment
        on adoption of financial
        instruments                       (18,676)            -       (18,676)

       Shares issued under employee
        share purchase plan                     -             -           186

       Shares issued on exercise of
        share purchase warrants                 -             -             -

       Shares issued on exercise
        of options                              -             -           377

       Stock-based compensation                 -             -         1,171

       Net earnings                             -        18,053        18,053

       Other comprehensive income           9,299             -         9,299
     -------------------------------------------------------------------------

     Balance at June 30, 2007        $     (9,377) $    155,291  $    458,158
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The accompanying notes form an integral part of these interim consolidated financial statements.

     Interim Consolidated Statements of Cash Flows

     Thousands of
      US dollars,      Three Months Ended June 30    Six Months Ended June 30
      unaudited                2008          2007          2008          2007
     -------------------------------------------------------------------------
     Operating
      activities:
       Net earnings
        for the
        period         $      1,085  $      8,647  $     21,512  $     18,053
     Non-cash items:
       Depreciation
        and depletion        15,982         8,933        28,833        19,959
       Unrealized
        currency
        translation
        loss (gain)           3,100           711        (4,269)          676
       Unrealized gain
        on derivatives            -             -        (9,836)            -
       Accretion of
        site closure
        and reclamation
        obligations             213           467           954           905
       Loss on disposal
        of assets               (44)            -           (44)            -
       Amortization of
        hedging losses            -         7,350             -        13,887
       Amortization of
        deferred charges         53            76           107           148
       Stock-based
        compensation            408           373         1,313         1,171
       Accrual of
        employee
        severance
        costs                   307             -           307             -
       Future income
        tax recovery           (962)       (2,400)       (1,229)         (549)
       Change in fair
        value of
        forward
        contracts             7,601        16,905        38,521        37,004
       Gain on sale
        of investments            -             -            (1)         (315)
     Changes in
      operating working
      capital and other
      (note 17)              13,116         2,623       (19,859)      (28,013)
     -------------------------------------------------------------------------
                             40,859        43,685        56,309        62,926
     -------------------------------------------------------------------------
      Investing
      activities:
       Release of
        restricted cash       6,729             -        53,156             -
       Increase in
        restricted cash           -             -       (23,912)            -
       Purchase of
        mineral
        property, plant
        and equipment       (23,277)       (3,573)      (30,374)       (6,334)
       Transaction
        costs paid             (308)            -        (2,233)            -
       Acquisition of
        Perseverance,
        net of cash
        acquired                  -             -      (196,590)            -
       Repayment of
        Perseverance
        hedge portfolio           -             -       (45,550)            -
       Proceeds from
        sale of
        equipment             3,221             -         3,221             -
       Purchase of
        investments               -          (637)            -          (322)
       Proceeds from
        sale of
        investments               -             -             1             -
     -------------------------------------------------------------------------
                            (13,635)       (4,210)     (242,281)       (6,656)
     -------------------------------------------------------------------------
     Financing
      activities:
       Repayment of
        capital lease
        obligations          (2,331)         (642)       (3,408)       (1,271)
       Financing from
        credit facility         408             -         8,356             -
       Repayment of
        credit facility      (1,418)            -        (9,164)            -
       Repayment of
        other long-term
        liabilities            (442)            -          (746)            -
       Issuance of
        common shares           291           118         1,527           563
     -------------------------------------------------------------------------
                             (3,492)         (524)       (3,435)         (708)
     -------------------------------------------------------------------------
     Effect of exchange
      rate changes on
      cash and cash
      equivalents               456             -           238             -
     -------------------------------------------------------------------------
     Increase/
      (decrease) in
      cash and cash
      equivalents            24,188        38,951      (189,169)       55,562
     Cash and cash
      equivalents,
      beginning of
      period                 52,688       278,810       266,045       262,199
     -------------------------------------------------------------------------
     Cash and cash
      equivalents,
      end of period    $     76,876  $    317,761  $     76,876  $    317,761
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Supplementary
      information
     Cash paid during
      the period for:
       Interest        $        942  $         74  $      1,930  $        145
       Income taxes           4,381             -         4,715             -
     Purchase of
      mineral property,
      plant and
      equipment by
      assumption of
      capital lease
      obligations             7,557             -         7,557             -
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The accompanying notes form an integral part of these interim consolidated financial statements.

     To view the notes in PDF format, please click on the following link:
     www.northgateminerals.com/Theme/Northgate/files/Releases/Q2_08_Notes.pdf
     >>

     %CIK: 0000072931

     /For further information: please contact: Ms. Keren R. Yun, Director,
Investor Relations, Tel: (416) 216-2781, Email: ngx(at)northgateminerals.com,
Website: www.northgateminerals.com/
     (NGX. NXG)

CO:  Northgate Minerals Corporation

CNW 06:00e 01-AUG-08